FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

Item

1.	A copy of the letter dated today, addressed to The Stock Exchange, Mumbai.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ICICI Bank Limited

Dated: August 12, 2004	By:	/s/ Nilesh Trivedi

Name: Title:	Nilesh Trivedi Assistant Company Secretary

Item 1

August 12, 2004

Mr. Sanjay Golecha
General Manager
Department of Corporate Services
The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Dear Sir,

Issue of Eurobonds by ICICI Bank through its Singapore branch

ICICI Bank, acting through its Singapore branch, proposes to issue up to USD 300 million in principal amount of unsecured unsubordinated fixed rate Eurobonds with a tenor of 5 years under the Bank’s Medium Term Note programme. Application will be made to list the bonds on the Luxembourg Stock Exchange. The issue of the bonds is subject to the finalization of the terms and conditions of the proposed offering and market conditions.

This is for your information.

Yours faithfully,

/s/ Nilesh Trivedi
Nilesh Trivedi

Disclaimer:

This document is not intended for distribution to the public into the United States (or to U.S. persons), Canada or Japan. The distribution of this document in other jurisdictions may be restricted by law, and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions.

This document is for information purposes only and does not constitute investment advice or an offer to sell or the solicitation of an offer to buy the securities.

This document is not, and is not intended to be, an offer of securities for sale in the United States. These securities may not be offered or sold in the United States absent registration under the U.S. securities act of 1933 or an exemption from registration. There is not, and is not intended to be, a public offering of the securities in the United States.

Except for the historical information contained herein, statements in this Release which contain words or phrases such as ‘will’, ‘expected to’, etc., and similar expressions or variations of such expressions may constitute ‘forward-looking statements’. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our strategy, our ability to take advantage of expected opportunities, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission and described in the offering document for the proposed equity offering. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.